Exhibit 99.5

December 6, 2007

Scott D. Peters

c/o NNN Realty Advisors, Inc.

1551 North Tustin Avenue, Suite 300

Santa Ana, CA 97205

Re:	Letter Agreement (“Agreement”) regarding transfer of shares of common stock of NNN Realty Advisors, Inc. from Anthony W. Thompson to Scott D. Peters

Dear Scott:

In recognition of your efforts on behalf of NNN Realty Advisors, Inc. (“Company”), I, Anthony W. Thompson (“Assignor”), hereby transfer and convey to you, Scott D. Peters (“Assignee”), 600,000 shares of Company common stock, $0.01 par value (the “Shares”), with such transfer to be effective on the day (the “Transfer Date”) prior to the Effective Time, as such term is defined in the Agreement and Plan of Merger, dated as of May 22, 2007, by and between Company, Grubb & Ellis Company (“Grubb & Ellis”) and B/C Corporate Holdings, Inc. I will receive no consideration for the transfer of the Shares.

In consideration for this transfer, the parties hereto agree as follows:

1.                                      Delivery of Shares.  Prior to the Transfer Date, Assignor shall deliver to Company certificates representing a number of shares of common stock of Company equal to at least 600,000 shares and instruct Company to issue five (5) certificates representing 120,000 shares each in Assignee’s name (with the remaining shares to be reissued to Assignor) , which shares shall be delivered to the Escrow Agent (as defined in paragraph 8 below) and shall be subject to the terms of this Agreement.

2.                                      Vesting.  The Shares shall vest pursuant to the terms set forth on Exhibit A hereto (the “Vesting Schedule”).

3.                                      Stockholder.  Except as otherwise provided herein, upon delivery of the Shares to the Escrow Agent pursuant to this Agreement, Assignee shall have all the rights of a stockholder with respect to said Shares, subject to the restrictions herein, including the right to vote the Shares and to receive all dividends or other distributions paid or made with respect to the Shares; provided, however, that any and all dividends paid on such Shares and any and all shares of common stock of Company, capital stock or other securities or property received by or distributed to Assignee with respect to the Shares as a result of any stock dividend, stock split, reverse stock split, recapitalization, combination, reclassification, or similar change in the capital structure of Company shall be delivered into escrow to the extent applicable to Unreleased Shares (as defined in paragraph 7 below) and shall also be subject to the Forfeiture Restriction (as defined in paragraph 5 below) and the restrictions on transfer in paragraph 4 until such restrictions on the underlying Shares lapse or are removed pursuant to this Agreement (or, if such Shares are no

1551 North Tustin Avenue, Suite 300 • Santa Ana, CA 92705

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longer outstanding, until such time as such Shares would have been released from the Forfeiture Restriction pursuant to this Agreement). In addition, in the event of any merger, consolidation, share exchange or reorganization affecting the Shares, including, without limitation, a Change in Control, then any new, substituted or additional securities or other property (including money paid other than as a regular cash dividend) that is by reason of any such transaction received with respect to, in exchange for or in substitution of the Shares shall also be subject to the Forfeiture Restriction and the restrictions on transfer in paragraph 4 until such restrictions on the underlying Shares lapse or are removed pursuant to this Agreement (or, if such Shares are no longer outstanding, until such time as such Shares would have been released from the Forfeiture Restriction pursuant to this Agreement). Any such assets or other securities received by or distributed to Assignee with respect to, in exchange for or in substitution of any Unreleased Shares shall be immediately delivered to Escrow Agent to be held in escrow pursuant to Paragraph 8 below. For purposes of this Agreement, “Change in Control” shall have the meaning set forth in the Employment Agreement, dated October 23, 2006, between the Company and the Assignee (the “Employment Agreement”).

4.                                      Restrictions on Transfer.  Unless otherwise consented to in writing by Assignor, no Unreleased Shares or any dividends or other distributions thereon or any interest or right therein or part thereof, shall be subject to the debts, contracts or engagements of Assignee or shall be subject to sale or other disposition by transfer, alienation, anticipation, pledge, encumbrance, assignment, dissolution or winding-up or any other means whether such sale or other disposition be voluntary or involuntary or by operation of law by judgment, levy, attachment, garnishment or any other legal or equitable proceedings (including bankruptcy), and any attempted sale or other disposition thereof shall be null and void and of no effect.

5.                                      Forfeiture Restriction.  Notwithstanding anything to the contrary contained herein, if Assignee’s employment with the Company (or any successor corporation resulting from a Change in Control, including Grubb & Ellis) is terminated for any reason other than (i) by the Company (or its successor) without Cause (as defined in the Employment Agreement) or (ii) by Assignee for Modified Good Reason (as defined below), the Unreleased Shares shall thereupon be immediately released from escrow and transferred to Assignor (the “Forfeiture Restriction”). Upon the occurrence of such forfeiture, Assignor shall become the legal and beneficial owner of the Shares being forfeited and all rights and interests therein or relating thereto, and Assignor shall have the right to retain and transfer to its own name on the books and records of Company the number of Shares being forfeited by Assignee. In the event any of the Unreleased Shares are forfeited under this paragraph 5, any cash, cash equivalents, assets or securities received by or distributed to Assignee with respect to, in exchange for or in substitution of such Shares and held by the escrow agent pursuant to Section 8 and the Joint Escrow Instructions (as defined in paragraph 8 below) shall. be promptly transferred by the escrow agent to Assignor. For purposes of this Agreement, “Modified Good Reason” shall have the same meaning as the defined term “Good Reason” in the Employment Agreement, except that (1) the phrase “or, the failure of the stockholders of the Company to elect or reelect the Executive to the Board, provided, that the Executive stands for election or reelection, as applicable” shall be stricken from clause (A) of such definition, and (2) clause (D) of such definition shall not apply for purposes hereof.

6.                                      Release of Shares from Forfeiture Restriction.  The Shares shall be released from the Forfeiture Restriction as indicated on the Vesting Schedule. Notwithstanding the immediately preceding sentence, in the event Assignee’s employment with the Company (or any successor corporation resulting from a Change in Control, including Grubb & Ellis) is terminated by the Company (or its successor) without Cause (as defined in the Employment Agreement) or (ii) by Assignee for Modified Good Reason, the Unreleased Shares shall be released from the Forfeiture Restriction. Any of the Shares released from the Forfeiture Restriction shall thereupon be released from the restrictions on transfer under paragraph 4 above. In the event any of the Shares are released from the Forfeiture Restriction, any dividends or other distributions paid on such Shares and held by the escrow agent pursuant to paragraph 8 and the Joint Escrow Instructions shall be promptly paid by the escrow agent to Assignee.

7.                                      Unreleased Shares.  Any of the Shares which, from time to time, have not yet been released from the Forfeiture Restriction are referred to herein as “Unreleased Shares.”

8.                                      Escrow of Shares.  To insure the availability for delivery of Assignee’s Unreleased Shares in the event of forfeiture of such Shares pursuant to paragraph 5, Assignee hereby appoints the Secretary of the Company (the “Secretary”), or any other person appointed by the Secretary, as escrow agent (“Escrow Agent”), as his attorney-in-fact to assign and transfer unto Assignor such Unreleased Shares, if any, forfeited by Assignee pursuant to Paragraph 5 and any dividends or other distributions thereon, and shall, upon execution of this Agreement, deliver and deposit with the Escrow Agent five original stock assignments duly endorsed in blank, each in the form attached hereto as Exhibit B. Unreleased Shares (together with any other assets contemplated in paragraph 3) and stock assignments shall be held by the Escrow Agent in escrow, pursuant to the Joint Escrow Instructions of Assignor and Assignee, attached hereto Exhibit C (the “Joint Escrow Instructions”), until (i) such portion of the Unreleased Shares are forfeited by Assignee as provided in paragraph 5, (ii) any portion of the Unreleased Shares are released from the Forfeiture Restriction, or (iii) such time as this Agreement is no longer in effect. Upon release of any portion of the Unreleased Shares from the Forfeiture Restriction, the Escrow Agent shall deliver to Assignee the certificate or certificates (or instruct the Company’s transfer agent to make appropriate book-entry positions) representing such portion of the Shares in the Escrow Agent’s possession in accordance with the terms of the Joint Escrow Instructions, and the Escrow Agent shall be discharged of all further obligations hereunder; provided, however, that the Escrow Agent shall nevertheless retain such certificate or certificates as Escrow Agent if so required pursuant to other restrictions imposed pursuant to this Agreement. If any dividends or other distributions are paid on the Unreleased Shares held by the Escrow Agent pursuant to this paragraph 8 and the Joint Escrow Instructions, such dividends or other distributions shall also be subject to the restrictions set forth in this Agreement and held in escrow pending release from the Forfeiture Restrictions of the portion of the Unreleased Shares with respect to which such dividends or other distributions were paid.

9.                                      Transfer of Forfeited Shares.  Assignee hereby authorizes and directs the Secretary, or such other person designated by the Secretary, to transfer the Unreleased Shares which have been forfeited by Assignee to Assignor.

10.                                Adjustment for Stock Split.  In the event of any stock dividend, stock split, reverse stock split, recapitalization, combination, reclassification, or similar change in the capital structure of the Company, the Secretary shall make appropriate and equitable adjustments in the Unreleased Shares subject to the Forfeiture Restriction and the number of Shares. The provisions of this Agreement shall apply, to the full extent set forth herein with respect to the Shares, to any and all shares of capital stock or other securities, property or cash which may be issued in respect of, in exchange for, or in substitution of the Shares, and shall be appropriately adjusted for any stock dividends, splits, reverse splits, combinations, recapitalizations and the like occurring after the date hereof.

11.                                Governing Law; Severability.  This Agreement shall be administered, interpreted and enforced under the laws of the State of Delaware without regard to conflicts of laws thereof. Should any provision of this Agreement be determined by a court of law to be illegal or unenforceable, the other provisions shall nevertheless remain effective and enforceable.

12.                                Amendments.  This Agreement may not be modified, amended or terminated except by an instrument in writing, signed by Assignor and Assignee.

13.                                Successors and Assigns.  Assignor may assign any of his rights under this Agreement to single or multiple assignees, and this Agreement shall inure to the benefit of the successors and assigns of Assignor. Assignee may not assign any of its rights and obligations under this Agreement without the prior written consent of Assignor. Subject to the restrictions on transfer herein set forth, this Agreement shall be binding upon Assignee and its permitted successors and assigns.

Please let me know if you have any questions about the gift or the terms of this letter.

Sincerely,

/s/ Anthony W. Thompson
Anthony W. Thompson

I have read, understand, and agree to the terms in this letter and accept this offer.

/s/ Scott D. Peters
Scott D. Peters	Date